EXHIBIT 10.8
TECHNOLOGY LICENSE AGREEMENT
          License Agreement (“Agreement”), effective as of August 3, 2006 between THE BOARD OF TRUSTEES OF THE UNIVERSITY OF ILLINOIS, (the “University”), and ACUITY PHARMACEUTICALS, INC., a Delaware corporation, having its principle place of business at 3701 Market Street, Philadelphia, PA, 19104 (“Licensee” or “Acuity”).
Preliminary Statement
          University holds certain rights to the Technology described below and desires to have the Technology commercialized. Licensee wishes to obtain the right to use the Technology for commercial purposes. Therefore, in consideration of the mutual obligations set forth below and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, University and Licensee agree as follows.
ARTICLE I
DEFINITIONS
          The following capitalized terms are used in this Agreement with the following meanings:
1.1.	“Effective Date” means August 3, 2006.

1.2.	“FDA” means the United States Food and Drug Administration, or any successor thereto.
1.3.	“IND” means an “investigational new drug application” as defined by the United States Food, Drug, and Cosmetic Act, as amended (the “Act”), and applicable FDA rules and regulations or a foreign equivalent.
1.4.	“Inventions” means all devices, machines, methods, processes, manufactures, compositions of matter and uses, and Technical Information, contained in the disclosure entitled “CW081 Silencing of TGF ß Receptor Expression by SiRNA.”

1.5.	“Licensed Field” means the inhibition of and treatment of ophthalmic disease.
1.6.	“Licensed Patents” means (a) the patents and patent applications listed on Schedule 1 and any continuations, divisionals, reissues, renewals, re-examinations, foreign counterparts, or substitutions of or to the above.
1.7.	“Licensed Product” means any product or process or license for information, in the Field of Use, that is distributed by Licensee that is covered by any of the University’s rights in the Technology.
1.8.	“NDA” means a “new drug application,” as defined in the Act and applicable FDA rules and regulations, including an application of the type described in section 505(b)(2) of the Act.

1.9.	“Net Sales” means the total gross proceeds to Licensee on sales and any other distributions of Licensed Products to third parties, less deductions for the following to the extent actually paid with respect to such sales or distributions:
(a)	Customary rebates;

(b)	Commissions allowed to distributors or direct sales force;

(c)	Amounts repaid or credited to customers on account of rejections or returns of specified products for which a royalty was paid under this Agreement; and

(d)	Freight and other transportation costs, including insurance charges, and duties, tariffs, sales and excise taxes and other governmental charges based directly on sales, turnover or delivery of the specified products;
1.10.	“Net Sublicense Payments” means (a) cash payments made to Licensee in consideration of the sublicense; and (b) the fair market value of any non-cash consideration received by Licensee from a Sublicense in consideration of a Sublicense; provided, however that the following shall not be included in the calculation of Net Sublicense Payments (i) reasonable amounts received in exchange for equity investments in Licensee where no Sublicense is granted in consideration for such amounts received in exchange for equity investments; (ii) sponsored research funding paid to Licensee by a sublicensee in a bona fide transaction for future research to be performed by Licensee, where no Sublicense is granted in consideration for such amounts received in exchange for future research to be performed by Licensee; (iii) payments for consulting services actually performed by Licensee in a bona fide transaction at arms length rates where the consulting services do not utilize the Technology; and (iv) intellectual property rights received by Licensee from a Sublicensee, including, but not limited to, licenses or sublicenses to intellectual property rights, covenants not to compete against Licensee, or agreements not to assert claims against Licensee where no sublicense to Technology is granted in exchange for such rights.

1.11.	“Royalty” or “Royalties” means all amounts payable under Section 3 of this Agreement.
1.12.	“Sublicense” means any grant by Licensee of any rights to a Sublicensee in accordance with Article II of this Agreement.
1.13.	“Sublicensee” means any person or entity to which a Sublicense is granted in accordance with Article II of this Agreement.
1.14.	“Technical Information” means the non-patented technical information and know-how belonging to University that is (a) relating to the Inventions or Licensed Patents or Licensed Products, (b) communicated, transferred or otherwise conveyed to Licensee by any of the University or any employee or agent of the University, and (c) which, at the time it is communicated to Licensee, is not in the public domain in the same form as communicated to Licensee.
1.15.	Technology” means the Inventions, Licensed Patents and Technical Information, collectively.

1.16.	“Territory” means all countries where patent rights are enforceable with respect to patents, and worldwide for Technical Information.
ARTICLE II
GRANT OF LICENSE
2.1.	Grant. Subject to Licensee’s compliance with the terms and conditions of this Agreement, University hereby grants to Licensee the exclusive right and license, including the right to sublicense, to use the Technology, and to the extent not prohibited by law, to make, have made, use, import, sell or otherwise commercialize Licensed Products within the Licensed Field and within the Territory, which shall be worldwide for pending patent applications and Technical Information, and which shall be any country in which claims of a Licensed Patent are issued and enforceable.

2.2.	Reservations.
(a)	University reserves for itself all rights not granted herein and the irrevocable right to identify, make, have made, use and have used only for any research or educational purpose, the Technology within the Licensed Field and within the Territory.
(b)	Inventions may have been conceived with the use of United States government funds under a grant from an agency or department of the United States Government. Therefore, there is reserved from the rights granted hereunder the rights, if any, of the United States government to practice the Inventions for its own purposes in such manner to which it is entitled. University further reserves for itself the right to grant to the United States Government a royalty-free license or licenses, with the right to sublicense, to the Technology to the extent that such grant of license(s) is or may be required by funding agreements between the University and the United States Government relating to the Technology.
(c)	Rights to any Technology not expressly granted to Licensee hereunder or reserved to third parties are hereby expressly reserved to the University, and such Technology are licensed under this Agreement only to the extent owned by, or assigned to, the University. No title in or to the Technology is transferred to Licensee pursuant to this Agreement. The University does not and shall not have any obligation to pay Licensee a royalty or any other fee for any of the rights reserved to the University in this Section 2.2.
2.3.	Sublicenses. In the event that Licensee sublicenses any of its rights to any Sublicensee, such Sublicense shall contain license, audit and confidentiality terms no less restrictive than those set forth herein and no terms shall create a conflict with this Agreement, and if requested, Licensee shall provide a complete copy of all Sublicenses entered into by Licensee within five (5) business days of University’s request. Licensee further agrees to provide University with a copy of each report received by Licensee from a Sublicensee pertinent to any royalties or other sums owing to Licensee. University shall be a third party beneficiary in all Sublicenses, and shall be named as such in writing in all Sublicenses.
2.4.	No Obligation to Update Technology. Except as expressly stated in this Agreement, none of University or any faculty, staff, employee or student of the University shall have any obligation to provide Licensee or any Sublicensee with any updates of or additional Technical Information owned, controlled or in the possession of any of them.
ARTICLE III
PAYMENTS
3.1.	Royalties and Reimbursements. For the licenses granted in Section 2.1 of this Agreement, Licensee shall:
(a)	within three (3) business days of the execution of this Agreement, pay University a non-refundable licensing fee in the amount of $25,000;

(b)	within thirty (30) days of the first and second anniversary of the Effective Date, pay University a non-refundable licensing fee in the amount of $25,000;

(c)	within thirty (30) days of the third anniversary of the Effective Date, pay University a non-refundable licensing fee in the amount of $50,000;

(d)	within thirty (30) days of the fourth anniversary of the Effective Date, pay University a non-refundable licensing fee in the amount of $50,000;

(e)	within thirty (30) days of the fifth anniversary of the Effective Date and each subsequent anniversary thereafter until the Licensee receives NDA approval on its first Licensed Product, pay University an annual non-refundable licensing fee in the amount of $100,000;

(f)	pay University a Royalty equal to three percent (3%) of Net Sales of Licensed Products sold, leased, rented, licensed or otherwise distributed by Licensee during the term of this Agreement, if any. If no valid claim of any issued patent among the Licensed Patents covers the Licensed Products in a country of the Territory, then the royalties shall be reduced to one and one-half percent (1.5%) of Net Sales of Licensed Products sold, leased, rented, licensed or otherwise distributed by Licensee in such country of the Territory.
3.2.	Milestones and Milestone Payments. Licensee agrees to make the milestone payments to University as set forth below (the “Milestone Payments”) within forty-five (45) days after the occurrence of each event set forth on such Schedule.

Milestone	Payment
First Phase I Clinical Trial initiated	$100,000
First Phase III Clinical Trial initiated	$350,000
First NDA Approval in the U.S	$500,000
First NDA Equivalent Approval outside of US	$500,000
Upon first $25,000,000 of commercial sales of any Licensed Products	$1,000,000
Each of the foregoing payments shall be made only once. Thereafter, no additional Milestone Payments shall be due or payable by Licensee for License Products.
3.3.	Calculations and Payment of Royalties.

(a)	Royalties shall be paid in quarterly increments (the “Royalty Period”). Royalties shall be calculated for each Royalty Period as of the last day of each such Royalty Period. Payment of Royalties with respect to each Royalty Period shall be due within sixty (60) days after the end of Royalty Period, beginning with the earlier of (i) the Royalty Period in which the first sale of a Licensed Product occurs, or (ii) the Royalty Period for which Annual Minimum Royalties are due.
(b)	Within sixty (60) days of the end of each Royalty Period (whether or not Royalties are due), Licensee shall deliver to University a true and complete accounting of sales or distributions of any Licensed Product and revenues from those sales by Licensee and its Sublicensees for each country of sales origin during such Royalty Period and deductions taken, with a separate accounting for each Licensed Product of sales and receipts by country, and a detailed calculation of the Royalty payment due University for such Royalty Period, in each case in form and substance as set forth on Exhibit A attached to this Agreement. If no sales of Licensed Products were made or other payments due in such Royalty Period, then Licensee’s statement shall so state.
(c)	Each Annual Minimum Royalty payment shall be accompanied by a calculation of the Annual Minimum Royalty such that University can verify the amount of the payment.
3.4.	Royalty stacking and combination products: The royalty rate will not diminish for combination products or stacking royalties.
3.5.	Annual Minimum Payments. Beginning one year after the Licensee or any Sublicensee receives NDA approval on its first Licensed Product, it the total payments actually paid to University payments (including any payments required pursuant to this Article III) for any annual period are less than $400,000, Licensee shall pay University an amount (the “Annual Minimum Royalty”) for that annual period equal to the difference between the payments actually paid for such annual period and the Annual Minimum Royalty owing for that annual period. Such payment shall be made within forty five days of the end of each year of this Agreement beginning one year after the Licensee receives NDA approval on its first Licensed Product. If this Agreement is terminated by Licensee for any reason during any year, a pro-rata Annual Minimum Royalty shall be paid.
3.6.	Sublicense Fees. During the Term, Licensee will pay to University a sublicense fee equal to twelve (12%) of the Net Sublicense Payments received by Licensee from Sublicensees who sell Licensed Products pursuant to a Sublicense.
3.7.	Records. Licensee shall keep, and shall cause Sublicensees to keep, accurate records in sufficient and customary detail such that the amounts payable may be verified. During the term of this Agreement and for a period of seven (7) years following termination, upon the written request of University, but not more than once in any calendar year, Licensee shall provide a copy of its books and records regarding the sale of Licensed Products, to a representative of University that is trained in auditing to audit such books and records. If Licensee disputes the findings of such representative and the parties are unable to resolve the matter in 30 days, then, at Licensee’s expense, University shall select an auditor from an independent certified public accounting firm from Ernst and Young, KPMG, PWC or

Deloitte & Touche to perform an audit, and the results shall be binding upon the University provided Licensee provides the auditors all reasonably requested information. Such records shall include but not be limited to invoice registers and original invoices; product sales analysis reports; price lists, accounting general ledgers; sublicense and distributor agreements; price lists, product catalogues and marketing materials; financial statements and income tax returns; sales tax returns; inventory and production records and shipping documents. No separate confidentiality agreement will be required to conduct such an examination or audit, and the results of the audit shall be treated as Confidential Information unless and until a related legal action is taken. Additionally, it is understood that the University or its representative will be allowed to keep a copy of all documents provided by the Licensee hereunder and all documents created by the University or its representative in connection with such examination or audit for archival purposes.
3.8.	Payments. All amounts owing to University under this Agreement shall be paid in U.S. dollars, by check or other instrument representing immediately available funds payable to “The University of Illinois,” or in a wire transfer sent to an account listed below or such other account as may be designated by University from time to time.
JPMorgan Chase Bank, NA
New York NY
ABA/Routing No. 021000021
Account Title: University of Illinois Operations
Account Number: 11-12201
Reference: OTM/CW081/Acuity
Swift code: CHASUS33 if from foreign country
Please email cashmgmt@uillinois.edu with anticipated wire amount, where it is coming from, etc.
If Licensee or any Sublicensee receives payment in a currency other than U.S. dollars, such currency will be converted directly from the currency in the country of sales origin to U.S. dollars on the date initial payment was made, without intermediate conversions, and payments will be made based on such conversion. The conversion rate shall be the applicable rate of exchange of Citibank, N.A., in New York, New York, on the last day of each month during which revenues are received by Licensee during the Royalty Period.
3.9.	Overdue Payments. Overdue Payments shall bear simple interest until paid at the lower of the annual rate of 18% or the highest rate permitted by law. Interest accruing under this Section shall be due University on demand
3.10.	Termination Report and Payment. Within sixty (60) days after the date of termination of this Agreement, Licensee shall make a final report and payment to University as set forth in this Agreement for the then-current Royalty Period.
3.11.	Commercialization; Progress Report.
(a)	Licensee shall use its commercially reasonable efforts to bring Licensed Products to market within the Licensed Field in the United States and other large markets in the Territory, and to develop such markets through a thorough and vigorous program for the commercial exploitation of the Licensed Products and Technology. In the event that (i) neither Licensee nor any of its Sublicensees files an IND, or its equivalent, with the FDA, or a similar agency in another jurisdiction, for a Licensed Product before or on the 4th anniversary of the Effective Date; or (ii) neither Licensee nor any of its Sublicensees files an NDA, or its equivalent, with the FDA, or a similar agency for the a Licensed Product within ten (10) years after filing the related IND, University shall have the right to terminate the Agreement upon 90 days notice to Licensee and Licensee’s failure cure within such 90 day period.
(b)	Licensee shall further provide to the University:
(i)	a copy of all business plans distributed to prospective investors and all financial information distributed to any shareholder regardless of class of shares;

(ii)	promptly as made available by Licensee to any third party, any updates of the above; and

(iii)	on or before the anniversary date of each year during the term of this Agreement, a written report summarizing performance against the goals set forth in the Milestones.
3.12.	Patent Costs.
(a)	Licensee agrees to pay $3,746.90 to University to reimburse University for unreimbursed patent costs incurred for the Technology for all filings in New Zealand, Australia, Mexico, Israel and Singapore, and any other countries that are requested by Licensee, within five (5) days of the Effective Date, and to reimburse all patent costs therefore for such countries on an ongoing basis (“Patent Costs”). In addition, for US, Canada, EPO, India and China, Licensee will reimburse University for all patent costs specifically related to the Licensed Field which result from requests or suggestions made by Acuity.
3.13.	No Refunds or Credits. Other than for overpayment of royalties as determined pursuant to Section 3.7 hereof, all amounts paid to the University pursuant to this Agreement shall be non-refundable.
ARTICLE IV
WARRANTIES; INDEMNIFICATION
4.1.	Limited Representation. University represents that it has the right, power and authority to enter into and perform its obligations under this Agreement.
4.2.	Disclaimer of Warranties. THE TECHNOLOGY IS LICENSED “AS IS” AND WITHOUT WARRANTIES OF ANY KIND. EXCEPT AS SET FORTH IN SECTION 4.1 ABOVE, UNIVERSITY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, RELATING IN ANY WAY TO THE RIGHTS LICENSED HEREUNDER, THE TECHNOLOGY OR THE LICENSED PRODUCTS, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR

PURPOSE AND THE STATUTORY WARRANTY OF INFRINGEMENT. LICENSEE AND ITS SUBLICENSEES ASSUME THE ENTIRE RISK AND RESPONSIBILITY FOR THE SAFETY, EFFICACY, PERFORMANCE, DESIGN, MARKETABILITY, TITLE AND QUALITY OF ALL TECHNOLOGY AND LICENSED PRODUCTS. Nothing contained in this Agreement shall be construed as either a warranty or representation by University as to the validity or scope of any Licensed Patents.
4.3.	Limitation of Liability. University assumes no liability in respect of any infringement of any patent or other right of third parties due to the activities of Licensee or any Sublicensee under this Agreement. In no event shall University, including its trustees, directors, officers, faculty, staff, students, employees, consultants and agents (collectively, the “Agents”), be responsible or liable for any direct, indirect, special, punitive, incidental or consequential damages or lost profits to Licensee, Sublicensees or any other individual or entity regardless of legal theory. The above limitations on liability apply even though University, or any of its Agents, may have been advised of the possibility of such damage. Licensee shall not, and shall require that its Sublicensees do not, make any statements, representations or warranties or accept any liabilities or responsibilities whatsoever with regard to the University or its Agents that are inconsistent with any disclaimer or limitation included in this Article 4.
4.4.	Indemnification. None of the University or its Agents (each an “Indemnified Person”) shall have any liability to Licensee, any Sublicensee or any other person or entity for or on account of (and Licensee agrees and covenants, and agrees to cause each of its Sublicensees to agree and covenant not to sue any Indemnified Person in connection with) any injury, loss, or damage of any kind incurred by Licensee or Sublicensees or any other person or entity, whether direct, indirect, special, punitive, incidental, consequential or otherwise arising under any legal theory (and further excluding without limitation any existing or anticipated profits or opportunities for profits lost by Licensee or any Sublicensee), arising out of or in connection with or resulting from (i) this Agreement, the Technology and Licensed Products and any activities undertaken hereunder; (ii) the production, use or sale of the Licensed Products by Licensee or its Sublicensees, or (iii) any advertising or other promotional activities with respect to either of the foregoing. Licensee shall indemnify and hold each Indemnified Person harmless against all claims, demands, losses, damages or penalties (including but not limited to reasonable attorney’s fees and expenses at the pretrial, trial or appellate level) made against any Indemnified Person with respect to items (i) through (iii) above, whether or not such claims are groundless or without merit or basis.
4.5.	Insurance. Licensee shall obtain and carry in full force and effect, and shall cause its Sublicensees to obtain and carry in full force and effect, insurance with the coverages and limits, the nature and extent of which shall be commensurate with customary practices among similarly situated companies in Licensee’s industry; but in no event shall the general liability insurance be less than (i) $1,000,000 per occurrence, with an aggregate minimum of $2,000,000 for personal injury or death, and (ii) $1,000,000 per occurrence, with an aggregate minimum of $2,000,000 for property damage. Prior to the sale of any Licensed Product to any third party, Licensee shall secure product liability insurance in an amount consistent with industry practice, but in any event not less than $1,000,000 per occurrence and $5,000,000 in aggregate. Such insurance will be written by an insurance company authorized to do business in the Commonwealth of Pennsylvania, will name the University as an additional named insured under such insurance policy or policies and shall require thirty (30) days written notice to be given to University prior to any cancellation, endorsement or other change. Within five days of execution of this Agreement, Licensee will provide University, for itself and on behalf of any Sublicensee, with appropriate certificates of insurance reflecting the obligations of Licensee pursuant to this subsection.
4.6.	Survival. Licensee’s obligations under this Article 4 shall survive the expiration or earlier termination of all or any part of this Agreement.
ARTICLE V
PROSECUTION AND MAINTENANCE; CONFIDENTIALITY
5.1.	Prosecution and Maintenance. University shall be responsible for prosecuting and maintaining the Licensed Patents. As set forth in Section 3.12 above, Licensee shall pay promptly when due all Patent Costs, and the University reserves the right to abandon any or all Licensed Patents and to terminate this Agreement if such payments are not timely. So long as Licensee is not in material breach of this Agreement, University shall instruct patent counsel to provide Licensee with copies of all material communications transmitted to University or submitted by University from or to the United States Patent and Trademark Office (and corresponding foreign authorities) with respect to the Licensed Patents.

5.2.	Additional Applications.
(a)	If Licensee wishes the University to file a patent application with respect to any of the Technology in any jurisdiction in which an application has not already been filed, Licensee shall identify the jurisdiction and the applicable Licensed Patent in writing to University at least 60 days prior to any bar date, and University shall have sixty (60) days after it receives such written notice in which to file such a patent application at Licensee’s expense, which the University may require be prepaid.
(b)	If University determines to abandon a patent application in any territory previously filed with respect to any of the Inventions, it will give Licensee advance notice of such determination as is reasonably practicable. Licensee may, by written notice to University, elect at its sole cost and in the name of University, to prepare, file, prosecute and maintain such patent applications and patents in countries of its choice throughout the world. In such case, University shall assign (or grant Licensee a perpetual royalty free license, if an assignment can not be made) to Licensee all of its rights under such patent or patent application in any country in which University wished to abandon its patent rights and Licensee chose to continue prosecution and/or maintenance of such patent rights.
5.3.	Interferences. University will give Licensee written notice promptly upon the declaration of any interference involving any of the Licensed Patents. If Licensee then gives University written notice within thirty (30) days that Licensee does not wish to pay for the costs of the interference, then (a) University and Licensee will negotiate in good faith to establish a mutually acceptable basis on which Licensee may continue its licenses under this Agreement with respect to such Licensed Patents without such payments, or (b) Licensee may elect to terminate this Agreement pursuant to Sections 7.2 below. Licensee shall not be obligated to pay or reimburse any costs of the interference during the period of negotiation. However, if University and Licensee have not negotiated a mutually acceptable amendment to this Agreement within thirty (30) days after Licensee notifies University of its intent not to pay for the subject interference, Licensee will thereafter be obligated to pay or reimburse all costs previously and thereafter incurred in connection with the interference unless Licensee gives notice of termination pursuant to Section 7.2 below. Licensee agrees that it will not, and will not permit any Sublicensee to, directly or indirectly initiate, support, or without the express written consent of the University participate in, any interference involving any of the Licensed Patents.
5.4.	Confidentiality.
(a)	Licensee shall treat as confidential all proprietary information with respect to the Technology (including but not limited to protecting such proprietary information from disclosure to third parties without authorization) and shall cause the same of all Sublicenses. University shall treat as Confidential all financial information and product plans of Licensee that are marked as confidential. Each party and its Sublicensees shall take such reasonable actions as are necessary to safeguard the confidentiality of any confidential information with respect to which the recipient has an obligation to keep confidential pursuant to this Section 5.4. With respect to disclosure to third parties, the receiving party shall first obtain from the third party a written confidentiality agreement which protects the information disclosed at least to the same extent as recipient uses to protect its own most valuable trade secrets, and which contains a prohibition of disclosure to additional third parties.
(b)	The provisions of Section 5.4(a) shall not apply to information which (i) was previously known to the recipient at the time of disclosure, (ii) is in the public domain at the time of disclosure, (iii) becomes a part of the public domain after the time of disclosure, other than through disclosure by Licensee or Sublicensee or a third party who is under an agreement of confidentiality with respect to the subject information, (iv) is independently developed without utilization of the proprietary information, or (v) is required to be disclosed by law or court order and is not covered by a protective order. For information disclosed under this paragraph b(v), such information will continue to be treated as set forth above but for disclosure required by law or court order.
(c)	This Section 5.4 shall survive the expiration or termination of this Agreement.
ARTICLE VI
INFRINGEMENT
6.1.	Notification. If either party becomes aware of the infringement of any patent under the Licensed Patents within the Licensed Field, it shall immediately notify the other in writing of all details available. University and Licensee shall then use good faith efforts to determine within sixty (60) days of the notice referred to above, whether and in what manner to proceed against such infringer, and a mutually acceptable allocation of any costs and recoveries resulting from such action. If the parties are unable to so agree, the

University shall have the first right to determine how to proceed against such infringer in accordance with this Article 6.
6.2.	University Right to Prosecute. Subject to Section 6.1 above, if a third party infringes or allegedly infringes any Licensed Patents within the Licensed Field which University wishes to prosecute, University may, at University’s discretion, proceed against the infringer in the name of University and/or Licensee, and will notify Licensee of its determination in this regard within forty-five (45) days of the end of the negotiation period set forth in Section 6.1 above. Licensee will cooperate in all reasonable respects with University and execute any documents and instruments necessary or appropriate for University to exercise its rights under this Section 6.2. Any actions by University pursuant to this clause shall be at University’s own expense and Licensee shall inform University of all material developments in such proceedings, and shall provide University with all correspondence and pleadings related to any such action. Recoveries collected by University shall be paid (i) first, to University in the amount of all reasonable out-of-pocket costs and expenses incurred by University in such action, (ii) then to Licensee to reimburse Licensee for its documented and reasonable out-of-pocket costs and expenses incurred in cooperating with University in such action as requested by University, and (iii) the remainder, if any, shall be paid in proportion to each party’s legal expenses incurred in such enforcement action.
6.3.	Licensee Right to Prosecute. Subject to Sections 6.1 and 6.2 above, if a third party infringes or allegedly infringes any patent under the Licensed Patents within the Licensed Field, if Licensee has standing, Licensee may prosecute, or if no standing. Licensee may request the University to prosecute, the infringer by appropriate legal proceedings, provided that Licensee shall employ counsel reasonably satisfactory to University, shall inform University of all material developments in such proceedings, and shall provide University with all correspondence and pleadings related to any such action. Licensee shall be responsible for all costs and expenses of any enforcement activities, including legal proceedings, against infringers that Licensee initiates. University agrees to cooperate in all reasonable respects with any enforcement proceedings at the request of Licensee, and at Licensee’s expense. University may be represented by University’s counsel in any such legal proceedings, at University’s own expense (subject to reimbursement under this Section 6.3), acting in an advisory but not controlling capacity. The prosecution, settlement, or abandonment of any proceeding under this Section shall be at Licensee’s reasonable discretion, provided that Licensee shall not have any right to surrender any of University’s rights to the Technology or to grant any infringer any rights to the Technology other than a Sublicense subject to the conditions which would apply to the grant of any other Sublicense. Recoveries collected by Licensee shall be paid first, to Licensee in the amount of all documented and reasonable out-of-pocket costs and expenses incurred by Licensee in such action, (ii) then to University to reimburse University for its documented and reasonable out-of-pocket costs and expenses incurred in cooperating with Licensee in such action as requested by Licensee, and (iii) the remainder, if any, shall be paid in proportion to each party’s legal expenses incurred in such enforcement action. Holders of exclusive licenses shall have the right to grant nonexclusive Sublicenses consistent with the rights granted herein in settlement of such enforcement action provided such Sublicenses do not conflict with any license granted by University to a third party.

ARTICLE VII
TERMINATION
7.1.	University Right to Terminate. University shall have the right (without prejudice to any of its other rights conferred on it by this Agreement or otherwise) to terminate this Agreement if Licensee:
(a)	is in default in payment of any amount or other consideration or reimbursement required under this Agreement, or the making of any reports required to be made by Licensee pursuant to this Agreement, and Licensee fails to remedy any such default within forty-five (45) days after written notice thereof by University;

(b)	materially breaches any part of Section 2 or Section 5.4 and Licensee fails to remedy any such breach within twenty (20) days after written notice thereof by University;

(c)	is in breach of or defaults with respect to any provision of this Agreement other than (a) above (including but not limited to milestones) and Licensee fails to remedy any such breach or default within seventy-five (75) days after written notice thereof by University;

(d)	files any action to challenge any of University’s rights in the Technology, and such termination shall be immediate upon the filing of such action;

(e)	intentionally makes any materially false report and such termination shall be immediate upon notice;

(f)	commences a voluntary case as a debtor under the Bankruptcy Code of the United States or any successor statute (the “Bankruptcy Code”), or if an involuntary case is commenced against Licensee under the Bankruptcy Code and the petition in such case is not dismissed within sixty (60) days of the commencement of the case, or if an order for relief shall be entered in such case, or if the same or any similar circumstance shall occur under the laws of any foreign jurisdiction; or

(g)	fails to achieve a milestones set forth in Section 3.11(a) within ninety (90) days after written notice thereof by University.

(h)	fails to receive revenues for the sale or license or other distribution of Licensed Products in each country in the Territory during any twelve (12) month period after first commercial sale of a Licensed Product in such country. Such termination under this Section 7.1(h) shall be on a country-by-country basis; provided, however, that the University shall not have the right to terminate this Agreement under this Section 7.1(h) if after the twelve-month period set forth above, Acuity shall be using its commercially reasonable efforts to bring new Licensed Products to market within the Licensed Field in the United States and other large markets in the Territory pursuant to an IND that has been filed prior to the end of the twelve-month period referenced above.
At the election of University exercised in its sole discretion by written notice to Licensee, and in lieu of terminating this Agreement, University may either (i) declare the license rights granted under this Agreement to Licensee to be non-exclusive, and grant to such third parties any and all additional non-exclusive rights to the Technology as the University shall determine in its sole discretion, or (ii) otherwise continue the rights of Licensee under this Agreement on such other terms and conditions as University shall determine in its sole discretion.
7.2.	Licensee Right to Terminate. Licensee may terminate this Agreement at any time by written notice to University at least ninety (90) days prior to the termination date specified in the notice.
7.3.	Termination of Patent Rights Only. This Agreement shall terminate with respect to Licensed Patents automatically on a country-by-country basis upon the expiration or invalidity of the last-to-expire of all patent rights in the Licensed Patents in each such country. The remainder of the rights granted hereunder shall terminate in twenty (20) years.

7.4.	Effect of Termination.
(a)	If this Agreement terminates for any reason, on the effective date of termination Licensee shall immediately cease and to the extent required hereunder its Sublicensees, to immediately cease using the Technology and, making, having made and selling the Licensed Products, and shall return to University, or deliver or destroy as University directs, all copies of the Technology then in its possession.
(b)	Notwithstanding the termination or expiration of this Agreement for any reason, the following provisions shall survive:
(i)	Licensee’s obligation to pay fees and royalties and costs hereunder that are accrued and remaining unpaid or unperformed under the terms of this Agreement prior to such termination (including without limitation the delivery and continuing benefits, if any, of any Equity Rights);

(ii)	Sections 3.7, 8.2 – 8.5 and 8.9 – 8.14;

(iii)	any cause of action or claim of Licensee or University, accrued or to accrue, because of any breach or default of this Agreement by the other party.
ARTICLE VIII
MISCELLANEOUS
8.1.	Assignment. Except in the event of a consolidation, reorganization, merger or sale of substantially all stock or assets (meaning at least 80% by value) to an assignee, this Agreement shall not be assigned by Licensee without the prior written consent of University granted or withheld in the discretion of the University. Prior to any such assignment becoming effective with a third party that is not publicly traded (i) Licensee must deliver written notice of the transaction and a copy of the applicable purchase agreement not less than three (3) days before the effective date; and (ii) the successor entity or Licensee delivers to University a written assignment and assumption by such successor entity of all of the terms and conditions of this Agreement, such agreement to be in form and substance satisfactory to the University.

8.2.	Entire Agreement, Amendment and Waiver. This Agreement (including any attached schedules) contains the entire understanding of the parties with respect to the subject matter of this Agreement and supersedes any and all prior written or oral discussions, arrangements, courses of conduct or agreements. This Agreement may be amended only by an instrument in writing duly executed by the parties. The waiver of an obligation hereunder shall not constitute a waiver of any other obligation, and shall not constitute a permanent waiver of that obligation.
8.3.	Notices. All notices required or desired to be given under this Agreement, and all payments to be made to University under this Agreement, shall be delivered to the parties at the addresses set forth below. Notices may be given (i) by hand or (ii) by a nationally recognized overnight delivery service. The date of delivery shall be the date as verified by signed receipt.

If to University Office of Technology Management Attention: Director w/ copy to University Counsel University of Illinois at Chicago 1737 W. Polk St., Suite 312 Chicago, IL 60612 Fax: 312 996-1995	If to Licensee Acuity Pharmaceuticals, Inc. 3701 Market Street, Philadelphia, PA, 19104 Fax: 215-966-6186
8.4.	Severability. If any one or more of the provisions of this Agreement should for any reason be held by any court of competent jurisdiction to be invalid, illegal or unenforceable, such provision or provisions shall be reformed to approximate as nearly as possible the intent of the parties, and the validity of the remaining provisions shall not be affected.
8.5.	Governing Law; Jurisdiction. This Agreement is governed and interpreted under the laws of Illinois applicable to contracts made and to be performed entirely within Illinois by Illinois residents. All actions or proceedings related to this Agreement shall be litigated in courts located within the city of Chicago, Illinois, USA.
8.6.	Marking. Licensee shall place in a conspicuous location on any Licensed Product (or its packaging where appropriate) made or sold under this Agreement a patent notice in accordance with applicable laws.
8.7.	United States Manufacture. To the extent required by United States statute, rule or regulation or by the terms of any grant or other funding agreement applicable to the University with respect to the Inventions, (a) Licensed Products for sale in the United States of America will be manufactured or produced substantially in the United States of America, and (b) it will not grant any exclusive sublicenses under this Agreement unless the Sublicensee agrees that any Licensed Products for sale in the United States of America will be manufactured or produced substantially in the United States of America.
8.8.	Export Controls. To the extent that the United States Export Control Regulations are applicable, Licensee shall not, without having first fully complied with such regulations, (i) knowingly transfer, directly or indirectly, any unpublished technical data obtained or to be obtained from University, or (ii) knowingly ship, directly or indirectly, any product produced using such unpublished technical data.
8.9.	Implementation. Each party shall, at the request of the other party, execute any document reasonably necessary to implement the provisions of this Agreement.
8.10.	Counterparts. This Agreement may be executed in multiple counterparts, each of which when taken together shall constitute one and the same instrument.
8.11.	Remedies. Due to the proprietary nature of the subject matter of this Agreement, the parties agree that their respective rights and obligations under this Agreement may be enforced by injunction, specific performance, or other equitable relief, without prejudice to any other rights and remedies the parties may have.
8.12.	Relationship of Parties. The parties to this Agreement are independent contractors. There is no relationship of principal to agent, master to servant, employer to employee, or franchiser to franchisee between the parties. Neither party has the authority to bind the other or incur any obligation on its behalf.
8.13.	Headings. The headings of the sections, subsections, and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement, nor shall they affect the interpretation or construction of this Agreement in any manner.
8.14.	Agreement Conflicts. In the event of a conflict between this Agreement and any Schedule attached hereto, the terms of the Schedule shall control.
8.15.	Advertising. Licensee shall not use (and shall prohibit its Sublicensees from using) the names of University or any of its Agents in any commercial activity, marketing, advertising or sales brochures without the prior written consent of University, which may be granted or withheld in University’s sole discretion. Notwithstanding the foregoing, Licensee may use the name of University in a non-misleading fashion in (i) executive summaries, business plans, offering memoranda and other similar documents used by Licensee for the purpose of raising financing for the operations of Licensee as related to the Licensed Products; (ii) as required in Sublicenses to vest University’s interests as a third party beneficiary, and (iii) as required in any securities reports required to be filed with the Securities and Exchange Commission.
8.16.	Compliance with University Conflict Policies. Licensee acknowledges and agrees that it will use reasonable efforts to avoid potential conflicts of interest between the University and University employees who may also be employees, consultants, shareholders or directors of Licensee. Licensee agrees to cooperate with University with respect to the University of Illinois Policy on Conflicts of Commitment and Interest, which is available at http://www.research.uiuc.edu/coi/index.asp, and to work constructively with University to manage and mitigate any conflicts that may arise in the course of this and related agreements between it and University.

          IN WITNESS WHEREOF, the parties hereto have caused this Exclusive License Agreement to be executed by their respective duly authorized officers or representatives on the date indicated below.

THE BOARD OF TRUSTEES OF THE UNIVERSITY OF ILLINOIS		ACUITY PHARMACEUTICALS, INC.

By:	/s/ Stephen K. Rugg Stephen K. Rugg Comptroller	By:	/s/ Dale R. Pfost Dale R. Pfost President and Chief Executive Officer

By:	/s/ Michele M. Thompson
Michele M. Thompson, Secretary